UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Seanergy Maritime Holdings Corp.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

Y73760400
(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,410,939*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,410,939*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,939*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 19,648,956 Common Shares stated by the Issuer as being outstanding as at September 30, 2023, in its Report on Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on December 5, 2023 (the “December 2023 6-K”).

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,410,939*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,410,939*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,939*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 19,648,956 Common Shares stated by the Issuer as being outstanding as at September 30, 2023 in its December 2023 6-K.

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,410,939*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,410,939*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,939*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 19,648,956 Common Shares stated by the Issuer as being outstanding as at September 30, 2023 in its December 2023 6-K.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on November 24, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D on December 5, 2023 (the “Initial 13D”, and the Initial 13D as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.0001 per share (the “Common Shares”), of Seanergy Maritime Holdings Corp., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial 13D is hereby supplemented by adding the following paragraph to the end thereof:

“From and including December 2, 2023, through and including December 13, 2023, Sphinx purchased an additional 84,673 Common Shares for a total purchase price of $600,911 including fees and expenses. The source of funds used by Sphinx to purchase the Common Shares is its working capital. Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.”

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraph to the end thereof:

“The Reporting Persons have significant concerns regarding the management and oversight of the Issuer, including without limitation in connection with the Issuer’s purported December 2021 issuance to its Chairman and CEO of allegedly super-voting Series B Preferred Stock, which the Reporting Persons believe involved multiple breaches of fiduciary duties. Once the window for such nominations opens, the Reporting Persons intend to nominate candidates for election to the board of directors of the Issuer for each Issuer board seat that is up for election at the Issuer’s next annual meeting. The Reporting Persons reserve all rights with respect to, among other things, the foregoing matters, the Issuer, its officers and directors.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated as set forth below:

“(a), (b) The Reporting Persons each may be deemed to beneficially own all of the 1,410,939 Common Shares (the “Subject Shares”) reported herein, which represent approximately 7.2% of Issuer’s outstanding Common Shares, based on the 19,648,956 Common Shares stated by Issuer as being outstanding as of September 30, 2023 in the Issuer’s December 2023 6-K.

Sphinx has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,410,939 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,410,939 Common Shares.

Maryport has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,410,939 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,410,939 Common Shares.

Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,410,939 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,410,939 Common Shares.

(c) Other than as described herein or on Exhibit 99.2 (as amended and restated and filed herewith), which is incorporated herein by reference, no transactions of Common Shares were effected by the Reporting Persons during the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated November 24, 2023, by and among the Reporting Persons.*

Exhibit 99.2	Trading Data

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2023	SPHINX INVESTMENT CORP.

By: Levante Services Limited

	By:	/s/ Costas Ioannou
Costas Ioannou
Director

Date: December 13, 2023	MARYPORT NAVIGATION CORP.

By: Levante Services Limited

	By:	/s/ Costas Ioannou
Costas Ioannou
Director

Date: December 13, 2023	GEORGE ECONOMOU

	By:	/s/ George Economou
George Economou